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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[ ] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

   Kidd                             William                J.
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   (Last)                           (First)             (Middle)

  c/o MedSource Technologies, Inc.
  110 Cheshire Lane, Suite 100
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                                    (Street)

   Minnesota                         MN                  55305
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol


     MedSource Technologies, Inc. (MEDT)
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Statement for Month/Day/Year

     04/22/2003
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5.   If Amendment, Date of Original (Month/Day/Year)


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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [ ]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)


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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person
--------------------------------------------------------------------------------

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                           6.
                                                              4.                          5.               Owner-
                                   2A.                        Securities Acquired (A) or  Amount of        ship
                                   Deemed      3.             Disposed of (D)             Securities       Form:       7.
                                   Execution   Transaction    (Instr. 3, 4 and 5)         Beneficially     Direct      Nature of
                    2.             Date, if    Code           --------------------------  Owned Follow-    (D) or      Indirect
1.                  Transaction    any         (Instr. 8)                (A)              ing Reported     Indirect    Beneficial
Title of Security   Date           (mm/dd/yy)  -----------     Amount     or     Price    Transactions     (I)         Ownership
(Instr. 3)          (mm/dd/yy)                  Code   V                 (D)              (Instr. 3 and 4) (Instr.4)   (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock         4/22/2003                   A            1,382       A       (a)      665,098         D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                               725,593         I          By spouse (b)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                               806,990         I          By trusts (b)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

                                                                          (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
            2.                                                6.                                          Deriv-    of
            Conver-                              5.           Date              7.                        ative     Deriv-   11.
            sion                                 Number of    Exercisable       Title and Amount          Secur-    ative    Nature
            or                                   Derivative   and               of Underlying     8.      ities     Secur-   of
            Exer-                        4.      Securities   Expiration Date   Securities        Price   Bene-     ity:     In-
            cise    3.       3A.         Trans-  Acquired (A) (Month/Day/Year)  (Instr. 3 and 4)  of      ficially  Direct   direct
            Price   Trans-   Deemed      action  or Disposed  ----------------  ----------------  Deriv-  Owned     (D) or   Bene-
1.          of      action   Execution   Code    of(D)                                    Amount  ative   Following In-      ficial
Title of    Deriv-  Date     Date, if    (Instr. (Instr. 3,                               or      Secur-  Trans-    direct   Owner-
Derivative  ative   (Month/  any         8)      4 and 5)     Date     Expira-            Number  ity     actions   (I)      ship
Security    Secur-  Day/     (Month/Day  ------  -----------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)  ity     Year)    Year)       Code V    (A)  (D)   cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

    (a) The shares were issued to the reporting person as payment of director's fees for the fiscal quarter ended March 31, 2003, and the price per share used in determining the amount of shares issued to the reporting person was the closing price of the issuer's shares on the Nasdaq National Market on March 31, 2003.
    (b) The shares are beneficially owned by the reporting person's spouse and by certain trusts established for the benefit of the reporting person's children. The reporting person disclaims beneficial ownership of such shares, and this report shall not be an admission that the reporting person is the beneficial owner of such shares for purposes of Section 16 or for any other purpose.



/s/ William J. Kidd                                          04/22/2003
---------------------------------------------            -------------------
**Signature of Reporting Person                                 Date
    William J. Kidd


* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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